Exhibit 99.1

Change in Remuneration – Chief Executive Officer - ASX Listing Rule 3.16.4

Nova Minerals Limited (Nova or the Company) (ASX: NVA, NASDAQ: NVA, FSE: QM3) advises that it has agreed to amendments to the remuneration and notice period of its Chief Executive Officer, Mr Chris Gerteisen, effective 1 January 2026.

The remuneration changes to reflect the CEO’s additional responsibilities as the Company’s scale and complexity grow with the development of Estelle’s gold and antimony Projects. This includes exploration, development activities, raising capital and securing U.S. Government funding.

In accordance with ASX Listing Rule 3.16.4, the material terms of the changes are as follows:

Remuneration

●	Base salary: Increased from US$252,000 to US$360,000 per annum (inclusive of superannuation).

●	Term: “No change”

●	Short-term incentives: “No change”

●	Long-term incentives: “No change”

All other material terms of Mr Gerteisen’s employment agreement remain unchanged.

Estelle Gold and Critical Minerals Project Discussion and Analysis

Further discussion and analysis of the Estelle Gold and Critical Minerals Project is available through the interactive Vrify 3D animations, presentations and videos, all available on the Company’s website.

www.novaminerals.com.au

Main Operations Whiskey Bravo Airstrip Matanuska-Susitna Borough, Alaska, USA 1150 S Colony Way Suite 3-440, Palmer, AK 99645	Corporate Suite 5, 242 Hawthorn Road, Caulfield, VICTORIA 3161, Australia Phone +61 3 9537 1238	www.novaminerals.com.au info@novaminerals.com.au ACN 006 690 348 NASDAQ: NVA - ASX: NVA

This announcement has been authorised for release by the Board of Nova Minerals Limited.

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Annalise Batchelor Sodali & Co Investor Relations & Media E: annalise.batchelor@sodali.com M: +61 432 312 807	Cameron Gilenko Sodali & Co Investor Relations & Media E: cameron.gilenko@sodali.com M: +61 466 984 953

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Nova Minerals Limited | ASX Announcement	2